May 21, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Communication Intelligence Corporation (the “Company”)

Additional Revisions to Preliminary Proxy Statement on Schedule 14A previously filed with SEC on May 19, 2009

SEC File No. 000-19301

Ladies and Gentlemen:

We have received your letter dated May 20, 2009 in which you had two comments to the revised Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 19, 2009.   The Company’s response to the Commission’s comment is as follows:

Comment # 1 (Proposal 2, page 4):

You disclose in your revised filing that one of the reasons you are seeking to increase your authorized shares of common stock is to have the ability to issue shares pursuant to the exercise of warrants expected to be issued in a new financing transaction described in the proxy statement.  We note your statement:  “If stockholders do not approve the proposed increase in authorized shares, such disapproval will result in the occurrence of an event of default under the Credit Agreement, as it is proposed to be amended in connection with the new financing transaction.”  Accordingly, you should provide all of the information called for by the items of Schedule 14A that apply to the new financing transaction.  See Note A to Schedule 14A.

It appears that Items 11 and 12 of Schedule 14A apply to the issuance of new securities and the exchange of securities anticipated to occur as part of the financing transaction.  In this regard, we note your disclosure on pages 4 and 5.  We note that you have not, however, provided all of the information called for by Item 13(a) of Schedule 14A, pursuant to Item 11(e) and/or Item 12(f), including historical financial statements and pro forma financial statements showing the effect of the anticipated new financing transaction.  Please revise your proxy statement to provide this information.  Alternatively, if you are able to rely on Instruction 1 to Item 13 of Schedule 14A to omit any or all of the information required by Item 13(a), please supplementally provide us with your analysis as to why this is the case.

Company Response:

The Company has revised its Preliminary Proxy Statement on Schedule 14A previously filed with the Commission to make the following changes:

First, under the heading “Reasons for the Proposal” under Proposal Two (Amendment to the Company’s Amended and Restated Certificate of Incorporation), after all existing text under such heading, the Company has inserted the following text in the revised Preliminary Proxy Statement on Schedule 14A starting on page five:

FINANCIAL AND OTHER INFORMATION PROVIDED IN CONNECTION WITH THE PROPOSAL

Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, and for each of the years in the two-year period ended December 31, 2008, are on pages F-1 to F-23 of the Company’s Annual Report on Form 10-K, and are incorporated into this item by reference.

Comparative Unaudited Pro Forma Financial Information

The following information is in thousands of dollars, except where per share amounts are referenced.  The unaudited pro forma financial information presented below assumes that the $3,637 in Loans received in June 2008, and the proposed New Loans of $1,100 to be received if the new financing transaction is consummated had both occurred as of January 1, 2008 and January 1, 2009.  The effect of these transactions would be to increase interest expense by $209 and $22 at December 31, 2008 and March 31, 2009, respectively.  In addition, amortization of loan discount and deferred financing cost would have increased $1,202 and $152 at December 31, 2008 and March 31, 2009, respectively.

Communication Intelligence Corporation
Pro Forma Income Statement
(In thousands, except per share amounts)
	Fiscal Year Ended December 31, 2008	Three Months Ended March 31, 2009
	Assuming new and old financing transaction occurred at January 1, 2008	Assuming new and old financing transaction occurred at January 1, 2009

Revenue	$2,401	$246

Cost of sales	1,064	219
Research and development	198	112
Sales and marketing	1,353	375
General and administrative	2,030	462
Total	$4,645	$1,168

Operating loss	(2,244)	(922)

Interest and other income (expense), net	72	1
Interest expense:
Related party	(447)	(91)
Other	(50)	(4)
Amortization of loan discount and deferred financing cost:
Related party	(1,932)	(349)
Other	(119)	(10)
Loss on derivative liability	−	(50)
Net loss	(4,720)	(1,425)
Accretion of beneficial conversion feature, Preferred shares
Related party	(273)
Other	(98)
Preferred stock dividends:
Related party	(34)	(13)
Other	(13)	(4)

Net loss attributable to common stockholders	$(5,138)	$(1,442)

Basic and diluted loss per share	$(0.04)	$(0.01)
Weighted average common shares outstanding basic and diluted	129,247	130,670

Communication Intelligence Corporation
Pro Forma Balance Sheet
(In thousands, except per share amounts)

Assets	March 31, 2009
Current assets:
Cash and cash equivalents	$1,395
Other current assets	348
Total current assets	1,743

Other assets	4,534
Deferred financing costs	417

Total assets	$6,694

Liabilities and Stockholders' Equity
Current liabilities:
Short-term debt – net of discount of $2 at March 31, 2009 and $5 at December 31, 2008	$48
Other liabilities	844
Total current liabilities	892

Long-term debt – net of discount	3,368
Derivative Liability	2,369
Total liabilities	6,629
Commitments and contingencies

Stockholders' equity:
Preferred stock, $.01 par value	787
Common stock, $.01 par value	1,310
Additional paid-in capital	91,753
Accumulated deficit	(93,816)
Accumulated other comprehensive loss	31
Total stockholders' equity	65

Total liabilities and stockholders' equity	$6,694

Supplementary Financial Information

Not applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is provided under Item 7 in the Company’s Annual Report on Form 10-K on pages 10 to 20 thereof, and is incorporated herein by reference.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

This information is provided under Item 7A in the Company’s Annual Report on Form 10-K on page 20 thereof, and is incorporated herein by reference.

Information Regarding the Company’s Independent Registered Public Accounting Firm

Representatives of GHP Horwath, P.C., the Company’s independent registered public accounting firm for the current year and for the most recently completed fiscal year, are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

With regard to the foregoing, the Company notes additionally that the information required to be provided under Item 302 (Supplementary Financial Information) is not required to be provided by smaller reporting companies.  As a smaller reporting company, the Company has elected not to provide the information required to be provided under Item 302, and accordingly has indicated that the requirements of Item 302 are not applicable to the Company.  In addition to the foregoing, consistent with the requirements of Item 13(c)(1) of Schedule 14A, the Company has inserted the following new section at the end of the revised Preliminary Proxy Statement regarding information incorporated by reference in the revised Preliminary Proxy Statement:

INCORPORATION BY REFERENCE

As stated herein above, the Company incorporates by reference the following information contained in the Company’s Annual Report on Form 10-K:

Page(s)
Financial Statements	F-1 to F-23
Report of GHP Horwath, P.C., Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2008 and 2007	F-2
Consolidated Statements of Operations for the years ended December 31, 2008 and 2007	F-3
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2008 and 2007	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007	F-5
Notes to Consolidated Financial Statements	F-7

Management’s Discussion and Analysis of Financial Condition and Results of Operations	10-20

Quantitative and Qualitative Disclosures About Market Risk	20

Comment # 2 (Transactions with Related Persons, page 7)

We note that you have added disclosure to this section regarding the anticipated new financing transaction pursuant to Item 404(A) of Regulations S-K.  Please revise to include the disclosure called for by Item 404(b) of Regulation S-K relating to the company’s policies and procedures for review and approval of transactions with related persons, as required by Item 7(b) of Schedule 14A.

Company Response:

The Company believes that no further modification to the disclosure provided under the heading “Transactions with Related Persons” is required because, per Item 404(d) of Regulation S-K, the disclosure called for by Item 404(b) of Regulation S-K is not required to be provided by smaller reporting companies.

A revised version of the Company’s Preliminary Proxy Statement containing these changes is filed with this letter.

In consideration of the foregoing, the undersigned respectfully submits the revised Preliminary Proxy Statement on Schedule 14A for the Commission’s review, and, if the changes made therein resolve the Commission’s comments on the Preliminary Proxy Statement filed on May 19, 2009 to the Commission’s satisfaction, requests the Commission’s permission to file its Definitive Proxy Statement as soon thereafter as practicable.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7737.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial Officer and Chief Legal Officer, Communication Intelligence Corporation